  As filed with the Securities and Exchange Commission on September 15, 2000.

                                              Registration No. 333-_____________
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          --------------------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                          --------------------------

                            AMERIGAS PARTNERS, L.P.
            (Exact name of Registrant as specified in its charter)

                     DELAWARE                              23-2787918
          (State or other jurisdiction                 (I.R.S. Employer
        of incorporation or organization)             Identification No.)

                          --------------------------

                             460 NORTH GULPH ROAD
                           KING OF PRUSSIA, PA 19406
         (Address, including zip code, of principal executive offices)

                          --------------------------

                           BRENDAN P. BOVAIRD, ESQ.
                      VICE PRESIDENT AND GENERAL COUNSEL
                            AMERIGAS PROPANE, INC.
                             460 NORTH GULPH ROAD
                           KING OF PRUSSIA, PA 19406
                                (610) 337-7000
(Name, address, and telephone number, including area code, of agent for service)

                          --------------------------
                                  Copies to:

       LINDA L. GRIGGS, ESQ.              JOSHUA DAVIDSON, ESQ.
 MORGAN, LEWIS & BOCKIUS LLP                BAKER BOTTS L.L.P.
      1800 M STREET, N.W.                    ONE SHELL PLAZA
  WASHINGTON, D.C. 20036-5869           HOUSTON, TEXAS 77002-4995
        (202) 467-7245                        (713) 229-1527

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------
      TITLE OF             AMOUNT TO               PROPOSED           PROPOSED           AMOUNT OF
     SECURITIES               BE                   MAXIMUM            MAXIMUM          REGISTRATION
 TO BE REGISTERED         REGISTERED/1/            OFFERING          AGGREGATE              FEE
                                                  PRICE PER           OFFERING
                                                   SHARE/2/            PRICE
-----------------------------------------------------------------------------------------------------
       Common
       Units             9,000,000                 $18.625           $167,625,000         $44,253
-----------------------------------------------------------------------------------------------------

/1/ Pursuant to Rule 416(a), the number of units being registered shall be adjusted to include any additional units that may become issuable as a result of any unit distribution, split, combination or similar transaction.

/2/ Calculated pursuant to Rule 457(c) and (h), based upon the average of the reported high and low sales prices for the common units as reported on the New York Stock Exchange for September 13, 2000.

                             ____________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT

WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is prohibited.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2000

                                  PROSPECTUS

                            9,000,000 COMMON UNITS

                                      OF

                            AMERIGAS PARTNERS, L.P.

This prospectus provides you with a general description of the securities that we may offer. Each time that we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

The common units are traded on the New York Stock Exchange under the symbol "APU." On September 13, 2000, the last reported sales price for the common units as reported on the New York Stock Exchange Composite Transactions Tape was $18.625 per common unit.

We may sell these securities to underwriters or dealers, or we may sell them directly to other purchasers. See "Plan of Distribution." The prospectus supplement will list any underwriters and the compensation they will receive. Each time that we sell common units under this prospectus we will provide a prospectus supplement that will contain specific information about the terms of that offering.

The common units are limited partner interests, which are inherently different from the capital stock of a corporation. You should carefully consider the risks relating to investing in common units and each of the risk factors described under "Risk Factors" beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 15, 2000.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.


                               TABLE OF CONTENTS

Who We Are.................................................    1
About This Prospectus......................................    2
Where You Can Find More Information........................    2
Incorporation of Documents by Reference....................    2
Forward Looking Statements.................................    3
Risk Factors...............................................    5
     Risks Inherent in Our Business........................    5
     Risks Inherent in an Investment in AmeriGas Partners..    8
     Tax Risks.............................................   14
Use of Proceeds............................................   18
Description of Common Units................................   18
Tax Considerations.........................................   23
Plan of Distribution.......................................   37
Legal Opinions.............................................   39
Experts....................................................   39

                                  WHO WE ARE

     AmeriGas Partners, L.P. is a publicly traded Delaware limited partnership formed on November 2, 1994. We are the second largest retail propane distributor in the United States based on fiscal year 1999 retail sales volume of 783 million gallons. We serve approximately 969,000 residential, commercial, industrial, agricultural and motor fuel customers from approximately 600 district locations in 46 states. Our operations are located primarily in the Northeast, Southeast, Great Lakes and West Coast regions of the United States.

     We conduct our business principally through our subsidiary, AmeriGas Propane, L.P., a Delaware limited partnership which is commonly referred to as our operating partnership. On April 19, 1995, the operating partnership acquired the propane distribution businesses and assets of AmeriGas Propane, Inc., AmeriGas Propane-2, Inc. and Petrolane Incorporated. These acquisitions took place concurrently with the initial public offering of our common units. The common units, which represent limited partner interests, are traded on the New York Stock Exchange under the symbol "APU." Our executive offices are located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406, and our telephone number is (610) 337-7000. In this report, the terms "AmeriGas Partners," "our," "us" and "we" are sometimes used as abbreviated references to AmeriGas Partners, L.P. itself or AmeriGas Partners, L.P. and its consolidated subsidiaries, which includes the operating partnership.

     AmeriGas Propane, Inc., a Pennsylvania corporation, is our general partner. Our general partner is a wholly owned indirect subsidiary of UGI Corporation, a public company listed on the New York and Philadelphia stock exchanges. Through various subsidiaries, UGI has been in the propane distribution business for over 40 years. Our general partner and its subsidiary, Petrolane Incorporated, own an aggregate 56.4% limited partner interest in AmeriGas Partners. In addition, our general partner owns an aggregate 2% general partner interest. Our general partner is responsible for managing our operations.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the SEC using a "shelf" registration process. Under this shelf registration process, we may sell the common units described in this prospectus in one or more offerings. This prospectus provides you with a general description of us and the common units, our registered securities. Each time we sell common units under this prospectus we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus.
The information in this prospectus is accurate as of its date. You should carefully read this prospectus, the prospectus supplement and the documents that we have incorporated by reference below.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports and other information with the SEC. You can inspect and/or copy these reports and other information at locations maintained by the SEC, including:

     . The principal offices of the SEC located at Judiciary Plaza, Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549;

     . The regional offices of the SEC located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

     . The regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048; and

     .  The SEC's website at http://www.sec.gov.
                             ------------------

Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800 SEC-0330 for further information about the operation of the Public Reference Room.

     We also provide information to the New York Stock Exchange because the common units are traded on the New York Stock Exchange. You may obtain reports and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information that we file with the SEC. This means that we can disclose to you important information contained in other documents filed with the SEC by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may supersede information in this prospectus or information previously filed with the SEC. We incorporate by reference the documents listed below:

     1)  our annual report on Form 10-K for the year ended September 30, 1999;

     2) our quarterly reports on Form 10-Q for the quarters ended December 31, 1999, March 31, 2000, and June 30, 2000; and

     3) the description of the common units in our registration statement filed pursuant to the Securities Exchange Act of 1934 on Form 8-A (File No. 001-13692), dated March 28, 1995, as amended by Amendment No. 1 to Form 8-A, dated April 11, 1995, and by Amendment No. 2 to Form 8-A, dated January 17, 1997, and any amendments or reports filed after the date hereof to update the description.

     We also incorporate by reference all documents filed by us under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and our sale of all of the common units offered by this prospectus.

     If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address or phone number:

          AmeriGas Propane, Inc.
          Attention:  Robert W. Krick, Treasurer
          P.O. Box 965
          Valley Forge, Pennsylvania  19482
          Telephone:  (610) 337-7000

     You should only rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are making offers of the common units only in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                          FORWARD LOOKING STATEMENTS

     Some information in this prospectus, any prospectus supplement and the documents that we have incorporated by reference may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of
the Securities Exchange Act of 1934. Such statements use forward-looking words such as "believe," "plan," "anticipate," "continue," "estimate," "expect," "may," "will," or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future. Specific factors which could cause actual results to differ from those in the forward-looking statements include:

     .  adverse weather conditions resulting in reduced demand;

     .  price volatility and availability of propane;

     .  the availability of capacity to transport propane to market areas;

     . changes in laws and regulations, including safety, tax and accounting matters;

     .  competitive pressures from the same and alternative energy sources;

     .  liability for environmental claims;

     . improvements in energy efficiency and technology resulting in reduced demand;

     .  labor relations;

     . inability to make business acquisitions on economically acceptable terms;

     . operating hazards and risks incidental to transporting, storing and distributing propane, butane and ammonia including the risk of explosions and fires resulting in personal injury and property damage;

     .  regional economic conditions; and

     .  interest rate fluctuations and other capital market conditions.

     A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents that we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                 RISK FACTORS

     Common units are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in the same business. You should carefully consider the following risk factors, together with other information contained in this prospectus, any prospectus supplement and the information that we have incorporated by reference before investing in the common units. If any of the following risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected. In such event, we may be unable to make distributions to the holders of our common units, the trading price of our common units could decline and you may lose all or part of your investment.


Risks Inherent in the Business of AmeriGas Partners

     Weather Conditions Affect the Demand for Propane

     Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many customers of AmeriGas Partners rely heavily on propane as a heating fuel. Accordingly, the volume of propane sold is at its highest during the five-month peak heating season of November through March and is directly affected by the severity of the winter weather. Approximately 55% to 60% of our retail propane volumes are sold during these months. In recent years, warmer-than-normal weather in our service territory has reduced demand for propane and other energy sources for heating purposes below normal levels, which has had an adverse effect on our operating results. There can be no assurance that normal winter weather in our service territory will occur in the future.

     The Retail Propane Industry is Mature and Competitive

          The retail propane industry is mature, with only limited growth in total demand for the product foreseen. Our general partner expects the overall demand for propane to remain relatively constant over the next several years, with year-to-year industry volumes being impacted primarily by weather patterns. Therefore, our ability to grow within the industry is dependent on our ability to acquire other retail distributors and to achieve internal growth, including expansion of our PPX Prefilled Propane Xchange program (through which consumers can exchange an empty barbecue propane cylinder for a filled one) and National Accounts program (through which we encourage large, multi-location propane users to enter into a supply agreement with us rather than with many small suppliers), and the success of our marketing programs designed to increase targeted customer segments.

     AmeriGas Partners competes with other distributors of propane, including several major companies and several thousand small independent operators. In recent years, some rural electric cooperatives and fuel oil distributors have expanded their businesses to include propane distribution and we compete with them as well. Generally, competition in the past few years has intensified, partly as a result of warmer-than-normal weather and general economic conditions. Our ability to compete effectively depends on the reliability of our service, our responsiveness to customers and our ability to maintain competitive retail prices.

     The Retail Propane Business Experiences Competition From Other Energy
     Sources

     Propane is sold in competition with other sources of energy, some of which are less costly for equivalent energy value. AmeriGas Partners competes for customers against suppliers of electricity, fuel oil and natural gas. Electricity is a major competitor of propane, but propane generally enjoys a substantial competitive price advantage over electricity. Several states have adopted or are considering proposals that would substantially deregulate the generation portion of the electric utility industry and thereby permit retail electric customers to choose their electric supplier. Proponents of electric utility deregulation believe that competition will ultimately reduce the cost of electricity, and a drop in the price of electricity could adversely affect propane's existing competitive price advantage over electricity.

     Fuel oil is also a major competitor of propane and is generally less expensive than propane. Furnaces and appliances that burn propane will not operate on fuel oil and vice versa, however, so a conversion from one fuel to the other requires the installation of new equipment. Our customers generally have an incentive to switch to fuel oil only if fuel oil becomes significantly less expensive than propane. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist, because natural gas is a significantly less expensive source of energy than propane. The gradual expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in many areas that previously depended upon propane. In addition, our general partner cannot predict the effect that the development of alternative energy sources might have on our operations.

     AmeriGas Partners is Subject to Pricing and Inventory Risk

     The retail propane business is a "margin-based" business in which gross profits are dependent upon the excess of the sales price over the propane supply costs. Propane is a commodity, and, as such, its unit price is subject to volatile changes in response to changes in supply or other market conditions. AmeriGas Partners has no control over these market conditions. Consequently the unit price of the propane that we and other marketers purchase can change rapidly over a short period. Most of our product supply contracts permit suppliers to charge posted prices at the time of delivery or the current prices established at major storage points such as Mont Belvieu, Texas or Conway, Kansas. Because our profitability is sensitive to changes in wholesale propane costs, we generally seek to pass on increases in the cost of propane to our customers. There is no assurance, however, that we will always be able to pass on product cost increases fully, particularly when product costs rise rapidly.

     We Are Dependent on Our Principal Suppliers Which Increases the Risk of an Interruption in Supply

     Supplies of propane from our sources historically have been readily available. During the year ended September 30, 1999, we purchased over 65% of our propane from 10 suppliers. Our general partner believes that if supplies from these sources were interrupted, we would be able to secure adequate propane supplies from other sources without a material disruption of our operations; however, the cost of procuring replacement supplies might be materially higher and, at least on a short-term basis, margins could be affected. Additionally, in certain market areas some of our suppliers provide 70% to 80% of our propane requirements. Disruptions in supply in these areas could also have an adverse impact on our margins.

     AmeriGas Partners Is Subject to Operating and Litigation Risks Which May Not Be Covered by Insurance

     The operations of AmeriGas Partners are subject to all of the operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing combustible liquids such as propane for use by consumers. As a result, we are sometimes a defendant in various legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as our general partner believes are reasonable and prudent. There can be no assurance, however, that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices.

     AmeriGas Partners May Not Be Successful in Making Acquisitions

     AmeriGas Partners has historically expanded its propane business through acquisitions and internal growth. We regularly consider and evaluate continued opportunities for growth through the acquisition of local and regional propane distributors. There can be no assurance that we will find attractive acquisition candidates in the future, that we will be able to acquire such candidates on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions or that any additional debt incurred to finance an acquisition will not affect our ability to make distributions.

     Energy Efficiency and Technology Trends May Affect Demand for Propane

     Retail customers primarily use propane as a heating fuel. The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has slowed the growth of demand for propane by retail gas customers. Our general partner is not able to predict the effect that future conservation measures or advances in heating, conservation or other devices might have on the operations of AmeriGas Partners.

     Results of Operations and Financial Condition of AmeriGas Partners May be Adversely Affected by Governmental Regulation and Associated Environmental and Regulatory Costs

       The propane business is subject to a wide range of federal and state laws and regulations related to environmental and other regulated matters. AmeriGas Partners has implemented environmental programs and policies designed to avoid potential liability and costs under applicable environmental laws. It is possible, however, that we will have increased costs with operating or other regulatory permits. New environmental regulations might adversely impact our operations, storage and transportation of propane. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons.

Risks Inherent in an Investment in AmeriGas Partners

     Cash Distributions Are Not Guaranteed and May Fluctuate with the Performance of AmeriGas Partners

     Although we distribute all of our "available cash" (as defined in "Description of Common Units," below) each quarter, the amount of cash that we generate each quarter fluctuates. As a result, we cannot guarantee that we will pay the minimum quarterly distribution (as described more fully in "Description of Common Units," below) each quarter. The actual amount of cash that is available to be distributed each quarter will depend upon numerous factors, including:

 .  cash flow generated by operations;

 .  weather in our areas of operation;

 .  borrowing capacity under our revolving credit facility;

 .  required principal and interest payments on our debt and reserves therefor;

 .  fluctuations in working capital;

 .  cost of acquisitions (including related debt service payments);

 .  restrictions contained in our debt instruments;

 .  capital expenditures;

 .  issuances of debt and equity securities;

 .  reserves made by the general partner in its discretion;

 .  prevailing economic and industry conditions; and

 . financial, business and other factors, a number of which are beyond our control.

     The amount of available cash needed annually to pay the minimum quarterly distribution on all common units and the general partner interest is approximately $72.5 million ($70.6 million on the common units and $1.9 million on the general partner interest). An additional $21.8 million is needed annually to pay the minimum quarterly distribution on the subordinated units. A reasonable proxy for the amount of cash available for distribution and generated from operations can be calculated by subtracting from our EBITDA (earnings before interest expense, income taxes, depreciation and amortization) (1) cash interest expense and (2) capital expenditures needed to maintain operating capacity. Although we believe that distributable cash flow calculated in this manner is a reasonable estimate of the amount of cash we generate from operations, it does not reflect changes in working capital which can significantly affect actual cash available for distribution and it is not a measure of performance or financial condition under generally accepted accounting principles. Distributable cash flow calculated in this manner for the twelve months ended June 30, 2000 was approximately $71.9 million. During that period, we declared and paid the full minimum quarterly distribution on all common and subordinated units and the general partner interest, for a total of $94.3 million. A portion of the minimum quarterly distributions paid during that period were funded with revolving credit borrowings.

     Our inability to generate sufficient cash from operations during the twelve months ended June 30, 2000 to pay the full minimum quarterly distribution on all units was due to significantly warmer-than-normal weather and the impact of higher propane product costs on working capital. If weather during fiscal year 2001 is significantly warmer than normal, we may not generate sufficient cash from operations to cover the full minimum quarterly distribution on the subordinated units, in which event we may elect to borrow under our revolving credit facility, as we have in the past, to fund this shortfall. Any borrowing to pay distributions increases our leverage and interest expense and reduces the borrowing capacity under our revolving credit facility until such borrowings are repaid.

     The Indebtedness of AmeriGas Partners May Limit Our Ability to Make Distributions and May Affect Our Operations

     Our debt outstanding as of June 30, 2000 totaled $883.4 million, consisting of $858.4 million of long-term debt (including current maturities of $64.6 million) and $25.0 million under the revolving credit facility. Our ability to make principal and interest payments depends on future performance, which performance is subject to many factors, some of which will be outside of our control. In addition, most of our indebtedness is secured by substantially all of our assets and all of our indebtedness contains restrictive covenants that limit our ability to distribute cash and to incur additional indebtedness. The first mortgage notes and the bank credit facilities require our general partner to serve as our sole general partner and sole general partner of the operating partnership, to maintain with its affiliates an aggregate 30% partnership interest in AmeriGas Partners and to be a direct or indirect wholly owned subsidiary of UGI. Failure to maintain these ownership interests would constitute an event of default under the first mortgage notes and the bank credit facilities. Upon a change of control, we will be required to offer to purchase the senior notes at 101% of the principal amount thereof, and the operating partnership will be required to offer to purchase the first mortgage notes at a purchase price specified in the first mortgage note agreements. Payment of principal and interest on such indebtedness, as well as compliance with the requirements and covenants of such indebtedness, limits our ability to make distributions to unitholders. Our leverage may also adversely affect our ability to finance future operations and capital needs, limit our ability to pursue other business opportunities and make results of operations more susceptible to adverse business conditions.

     Holders of Common Units May Experience Dilution of Their Interests

     The partnership agreement of AmeriGas Partners generally allows us to issue additional limited partner interests and other equity securities without the approval of the unitholders, as well as an unlimited number of partnership interests junior to the common units without a unitholder vote. During the subordination period, as defined in "Description of Common Units," below, the number of common units that we may issue is subject to certain limitations. These limitations do not apply to issuances in connection with acquisitions or capital improvements that are accretive, the repayment of certain indebtedness or certain employee benefit plans. When we issue additional equity securities, your proportionate partnership interest will decrease and the amount of cash distributed on each unit and the market price of the common units could decrease. Issuance of additional common units will also diminish the relative limited voting strength of each previously outstanding unit. See "Holders of Common Units Have Limited Voting Rights," below. The ultimate effect of any such issuance may be to dilute the interests of holders of units in AmeriGas Partners and to make it more difficult for a person or group to remove our general partner or otherwise change our management.

     After the subordination period, we may issue an unlimited number of additional general and limited partner interests and other equity securities of AmeriGas Partners, including senior equity securities, for such consideration and on such terms and conditions as shall be established by our general partner in its sole discretion, without the approval of any unitholders.

     Holders of Common Units Have Limited Voting Rights; Management and Control of AmeriGas Partners

     Our general partner manages and operates AmeriGas Partners. Unlike the holders of common stock in a corporation, holders of outstanding common units have only limited voting rights on matters affecting our business. Holders of common units have no right to elect the general partner on an annual or other continuing basis, and our general partner generally may not be removed except pursuant to the vote of the holders of not less than 66 2/3% of the outstanding units. As a result, holders of common units have limited say in matters affecting our operations and others may find it difficult to attempt to gain control or influence our activities.

     The General Partner Has a Limited Call Right with Respect to the Common
     Units

     If at any time our general partner and its affiliates hold 80% or more of the issued and outstanding common units, our general partner will have the right to purchase all, but not less than all, of the remaining common units held by nonaffiliates at specified prices. Accordingly, under certain circumstances you may be required to sell your common units against your will and the price you receive for those securities may be less than you would like to receive.

     Change of Management Provisions

     The partnership agreement contains certain provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management of AmeriGas Partners. If any person or group other than the general partner or its affiliates acquires beneficial ownership of 20% or more of the common units, such person or group will lose its voting rights with respect to all of its common units. The partnership agreement also provides that if our general partner is removed other than for cause, the subordination period will end, all arrearages on the common units will terminate and all outstanding subordinated units (if any) will convert into common units. The effect of these provisions and the change of control provisions in our debt instruments may be to diminish the price at which the common units will trade under certain circumstances.

     A "subordinated unit" (described more fully in "Description of Common Units," below) is a unit that receives distributions only once the holders of common units have received all required minimum quarterly distributions.

     The General Partner Can Protect Itself Against Dilution

     Whenever we issue equity securities to any person other than our general partner and its affiliates, our general partner has the right to purchase additional limited partnership interests on the same terms to maintain its percentage interest in AmeriGas Partners. No other unitholder has a similar right. Therefore, only our general partner may protect itself against dilution caused by the issuance of additional equity securities.

     Unitholders May Not Have Limited Liability in Certain Circumstances and May be Liable for the Return of Certain Distributions

     The limitations on the liability of holders of common units for the obligations of a limited partnership have not been clearly established in some states. If it were determined that AmeriGas Partners had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the holders of common units as a group to remove or replace our general partner, to make certain amendments to our partnership agreement or to take other action pursuant to that partnership agreement constituted participation in the "control" of the business of AmeriGas Partners, then a holder of common units could be held liable under certain circumstances for our obligations to the same extent as our general partner.

     Unitholders may also have to repay AmeriGas Partners amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to you if the distribution causes our liabilities to exceed the fair market value of our assets. Liabilities to partners on account of their partnership interests and non-recourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount for three years from the distribution date.

     Additionally, under Delaware law an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to him or her at the time he or she became a limited partner if the liabilities could not be determined from the partnership agreement.

     Conflicts of Interest and Fiduciary Responsibility

     Conflicts of interest can arise as a result of the relationships between AmeriGas Partners, on the one hand, and the general partner and its affiliates, on the other. The directors and officers of the general partner have fiduciary duties to manage the general partner in a manner beneficial to the general partner's sole shareholder, AmeriGas, Inc., a wholly-owned subsidiary of UGI Corporation. At the same time, the general partner has fiduciary duties to manage AmeriGas Partners in a manner beneficial to both it and the unitholders. The duties of our general partner to AmeriGas Partners and the unitholders, therefore, may come into conflict with the duties of the directors and officers of our general partner to its sole shareholder, AmeriGas, Inc.

     Such conflicts of interest might arise in the following situations, among others:

     (i) Decisions of our general partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional units and reserves in any quarter affects whether or the extent to which there is sufficient available cash from operating surplus to meet the minimum quarterly distribution and target distributions (as defined in "Description of Common Units," below) on all units in a given quarter. In addition, actions by our general partner (including those taken in projecting future operating results and adjusted operating surplus) may have the effect of enabling the general partner to receive incentive distributions or hastening the expiration of the subordination period or the conversion of subordinated units into common units.

     (ii) AmeriGas Partners does not have any employees and relies solely on employees of the general partner and its affiliates.

     (iii) Under the terms of the partnership agreement, we reimburse our general partner and its affiliates for costs incurred in managing and operating AmeriGas Partners, including costs incurred in rendering corporate staff and support services to us.

     (iv) Whenever possible, the general partner limits our liability under contractual arrangements to all or particular assets of AmeriGas Partners, with the other party thereto to have no recourse against our general partner or its assets.

     (v) Any agreements between us and our general partner and its affiliates do not grant to the holders of common units, separate and apart from AmeriGas Partners, the right to enforce the obligations of our general partner and such affiliates in our favor. Therefore, the general partner, in its capacity as the general partner of AmeriGas Partners, is primarily responsible for enforcing such obligations.

     (vi) Under the terms of the partnership agreement, the general partner is not restricted from causing us to pay the general partner or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of such entities on behalf of AmeriGas Partners. Neither the partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and the general partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

     (vii) Our general partner may exercise its right to call for and purchase units as provided in the partnership agreement or assign such right to one of its affiliates or to us.

     (viii) Under the terms of the partnership agreement, it does not constitute a breach of our general partner's fiduciary duties to AmeriGas Partners or the unitholders for the general partner or its affiliates to engage in certain activities of the type conducted by us, even if in direct competition with us, and the general partner and such affiliates have no obligation to present business opportunities to us.

     Unless provided for otherwise in the partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. Our partnership agreement expressly permits our general partner to resolve conflicts of interest between itself or its affiliates, on the one hand, and us or the unitholders, on the other, and to consider, in resolving such conflicts of interest, the interests of other parties in addition to the interests of the unitholders. In addition, the partnership agreement provides that a purchaser of common units is deemed to have consented to certain conflicts of interest and actions of our general partner and its affiliates that might otherwise be prohibited and to have agreed that such conflicts of interest and actions do not constitute a breach by the general partner of any duty stated or implied by law or equity. The general partner is not in breach of its obligations under the partnership agreement or its duties to us or the unitholders if the resolution of such conflict is fair and reasonable to us. The latitude given in the partnership agreement to the general partner in resolving conflicts of interest may significantly limit the ability of a unitholder to challenge what might otherwise be a breach of fiduciary duty. Our general partner believes, however, that such latitude is necessary and appropriate to enable it to serve as the general partner of AmeriGas Partners without undue risk of liability.

     Our partnership agreement expressly limits the liability of our general partner by providing that the general partner, its affiliates and its officers and directors are not liable for monetary damages to us, the limited partners or assignees for errors of judgment or for any actual omissions if the general partner and other persons acted in good faith. In addition, we are required to indemnify our general partner, its affiliates and their respective officers, directors, employees and agents to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or such other persons, if the general partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

Tax Risks

     Tax Treatment is Dependent on Partnership Status

     The availability to a common unitholder of the federal income tax benefits of an investment in the common units depends, in large part, on our classification as a partnership for federal income tax purposes. We have been and believe that we will continue to be classified as a partnership for federal income tax purposes. However, no ruling from the IRS as to this status has been or is expected to be requested. We are instead relying on the opinion of Baker Botts L.L.P., our tax counsel, which is not binding on the IRS.

     If, contrary to the opinion of our tax counsel, we were classified as a corporation for federal income tax purposes, we would be required to pay tax on our income at corporate tax rates (currently a 35% federal rate), distributions to the common unitholders would generally be taxed a second time as corporate distributions and no income, gains, losses or deductions would flow through to the unitholders. Because a tax would be imposed upon us as an entity, the cash available for distribution to the common unitholders would be substantially reduced. Treatment of us as a corporation would cause a material reduction in the anticipated cash flow and after-tax return to the common unitholders, likely causing a substantial reduction in the value of the common units.

     We cannot guarantee that the law will not be changed so as to cause us to be treated as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, certain provisions of our partnership agreement will be subject to change. These changes would include a decrease in the minimum quarterly distribution and the target distribution levels to reflect the impact of this law on us.

     We Have Not Requested an IRS Ruling Regarding our Classification as a Partnership

     We have not requested a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes, the classification of any of the revenue from our propane operations as "qualifying income" under Section 7704 of the Internal Revenue Code or any other matter affecting us. Accordingly, the IRS may adopt positions that differ from the conclusions of our tax counsel expressed in this prospectus or the positions taken by us. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of our tax counsel's conclusions or the positions taken by us. A court may not concur with some or all of our conclusions. Any contest with the IRS may materially and adversely impact the market for the common units and the prices at which they trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner.

     A Unitholder's Tax Liability Could Exceed Cash Distributions on its Units

     A unitholder will be required to pay federal income taxes and, in some cases, state and local income taxes on the unitholder's allocable share of our income, even if the unitholder receives no cash distributions from us. We cannot guarantee that a unitholder will receive cash distributions equal to the unitholder's allocable share of our taxable income or even the tax liability to the unitholder resulting from that income. Further, a unitholder may incur a tax liability, in excess of the amount of cash received, upon the sale of the unitholder's common units.

     Ownership of Common Units May Have Adverse Tax Consequences for Tax-Exempt Organizations and Certain Other Investors

     Investment in common units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our taxable income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and thus will be taxable to the unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes.

     There are Limits on the Deductibility of Losses

     In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any losses generated by us will only be available to offset our future income and cannot be used to offset income from other activities, including other passive activities or investments.
Unused losses may be deducted when the unitholder disposes of the unitholder's entire investment in us in a fully taxable transaction with an unrelated party. A unitholder's share of our net passive income may be offset by unused losses from us carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships.

     Tax Shelter Registration Could Increase Risk of Potential Audit by the IRS

     We are registered with the IRS as a "tax shelter." The IRS has issued to us the following tax shelter registration number: 95-192000149. Issuance of the registration number does not indicate that an investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS. We cannot guarantee that we will not be audited by the IRS or that tax adjustments will not be made. The rights of a unitholder owning less than a 1% profits interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in the unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. Each unitholder would bear the cost of any expenses incurred in connection with an examination of the unitholder's personal tax return.

     Tax Gain or Loss on Disposition of Common Units Could Be Different Than Expected

     A unitholder who sells common units will recognize gain or loss equal to the difference between the amount realized, including the unitholder's share of our non-recourse liabilities, and the unitholder's adjusted tax basis in the common units. Prior distributions in excess of cumulative net taxable income allocated for a common unit which decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than the unit's original cost. A portion of the amount realized, whether or not representing gain, may be ordinary income. Furthermore, should the IRS successfully contest some conventions used by us, a unitholder could recognize more gain on the sale of common units than would be the case under those conventions, without the benefit of decreased income in prior years.

     Reporting of Partnership Tax Information is Complicated and Subject to
     Audits

     We will furnish each unitholder with a Schedule K-1 that sets forth the unitholder's allocable share of income, gains, losses and deductions. In preparing these schedules, we will use various accounting and reporting conventions and adopt various depreciation and amortization methods. We cannot guarantee that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS.
Further, our tax return may be audited, which could result in an audit of a unitholder's individual tax return and increased liabilities for taxes because of adjustments resulting from the audit.

     Because our taxable year ends on September 30, a calendar-year unitholder who sells units during the period from October 1 to December 31 may have to include more than twelve months of income on a single tax return. The Schedule K-1 with respect to the income allocated to the period from October 1 to the date of sale will not be available for up to fifteen months after the end of the calendar year even though such income is includable on the unitholder's tax return for the calendar year in which the sale is made.

     There is a Possibility of Loss of Tax Benefits Relating to Nonconformity of Common Units and Nonconforming Depreciation Conventions

     Because we cannot match transferors and transferees of common units, uniformity of the tax characteristics of the common units to a purchaser of common units of the same class must be maintained. To maintain uniformity and for other reasons, we have adopted certain depreciation and amortization conventions which we believe conform to Treasury Regulations under Section 743(b) of the Internal Revenue Code. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of common units and could have a negative impact on the value of the common units.

     There are State, Local and Other Tax Considerations

     In addition to United States federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the unitholder resides or in which we do business or own property. A unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all applicable United States federal, state and local tax returns. Our tax counsel has not rendered an opinion on the tax consequences of an investment in us other than with regard to the United States federal income tax consequences.

     Unitholders May Have Negative Tax Consequences if we Default on our Debt or Sell Assets

     If we default on any of our debt, the lenders will have the right to sue us for non-payment. This could cause an investment loss and negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, our unitholders could have increased taxable income without a corresponding cash distribution.

                                USE OF PROCEEDS

     We will use the net proceeds from the sale of the common units for general business purposes, including debt repayment, future acquisitions, capital expenditures and working capital. We may change the potential uses of the net proceeds in a prospectus supplement.

                          DESCRIPTION OF COMMON UNITS

General

     The common units represent limited partner interests that entitle the holders to participate in AmeriGas Partners' distributions and exercise the rights and privileges available to limited partners under our partnership agreement.

Number of Units

     As of July 31, 2000, we had 32,078,293 common units outstanding, representing an approximate 74.9% limited partner interest in AmeriGas Partners, and 9,891,072 subordinated units outstanding, representing an approximate 23.1% limited partner interest in AmeriGas Partners. Our general partner and its subsidiary own all of the subordinated units and 14,283,932 common units. In addition, our general partner owns a 1.0% general partner interest in us and a 1.0101% general partner interest in our operating partnership.

     Under our partnership agreement we generally may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as shall be established by our general partner in its sole discretion, including securities that may have special rights to which holders of common units are not entitled. During the subordination period, however, there are restrictions on the number and type of common units we may issue without the prior approval of at least a majority of the outstanding common units. This limitation does not apply to the issuance of common units or parity securities in connection with certain accretive acquisitions or the repayment of certain indebtedness.

Listing

     Our common units are listed on the New York Stock Exchange under the symbol "APU." Any additional common units we issue will also be listed on the New
York Stock Exchange.

Voting

     Each record holder has a vote according to his percentage interest in AmeriGas Partners. Our partnership agreement provides, however, that any person or group (other than our general partner and its affiliates) that owns beneficially 20% or more of all outstanding common units cannot vote on any matter and those common units will not be considered to be outstanding when we send notices of a meeting of unitholders, calculate required votes, determine the presence of a quorum or take other similar actions under our partnership agreement, unless otherwise required by law. Except as otherwise provided by law or our partnership agreement, the holders of common units and subordinated units vote as one class.

Cash Distributions

     In General

     Our partnership agreement requires us to distribute all of our available cash to our unitholders and our general partner within 45 days following the end of each fiscal quarter. "Available cash" generally means, with respect to any fiscal quarter, all cash on hand at the end of each quarter, plus all additional cash on hand as of the date of the determination of available cash resulting from borrowings after the end of the quarter, less the amount of reserves established by our general partner in its reasonable discretion to provide for the proper conduct of our business, to comply with applicable law or agreements, or to provide funds for future distributions to partners.

     Cash distributions will be made either from "operating surplus" or from "capital surplus." Available cash from operating surplus is distributed differently from available cash from capital surplus.

     "Operating surplus" generally means:

     .    our cash balance on the closing date of our initial public offering plus $40 million, plus all of our cash receipts from operations since the closing of our initial public offering, excluding cash from interim capital transactions (as defined below), less

     .    all of our operating expenses, the payment of some of our
  indebtedness, maintenance capital expenditures and reserves established for future operations, in each case since the closing of our initial public offering.

     Interim capital transactions generally include borrowings (other than for working capital purposes), sales of debt and equity securities and sales or other dispositions of assets for cash, other than sales of inventory in the ordinary course of business, sales of other current assets and sales of assets as part of normal retirements or replacements.

     All available cash distributed is treated as distributed from operating surplus until the sum of all available cash distributed since our initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any available cash distributed in excess of operating surplus will be treated as capital surplus.

     If capital surplus is distributed on a common unit issued in the initial public offering in an aggregate amount equal to the initial public offering price of the common units of $21.25 per common unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units, then the distinction between operating surplus and capital surplus will cease and all subsequent distributions of available cash will be made from operating surplus. Historically, we have not made any distributions of available cash from capital surplus and we do not expect to do so in the foreseeable future.

     Subordination Period

     Currently, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.55 per unit per quarter, plus any arrearages on the common units, before any distributions of available cash from operating surplus are made on the subordinated units. If distributions from available cash from operating surplus on the common units for any quarter during the subordination period are less than $0.55 per unit, holders of common units will be entitled to arrearages. Common unit arrearages will accrue and be paid in a future quarter if there is available cash from operating surplus remaining after the minimum quarterly distribution on the common units is paid for that quarter from available cash from operating surplus. Common units will not accrue arrearages for any quarter after the subordination period, and subordinated units will not accrue any arrearages at any time.

     The subordination period will extend until the first day of any quarter that each of the following tests are met:

     .   distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the four consecutive non-overlapping four-quarter periods immediately preceding that date;

     .   the "adjusted operating surplus" generated during each of the two immediately preceding, non-overlapping four-quarter periods and during the immediately preceding sixteen-quarter period equaled or exceeded the minimum quarterly distribution on each of the outstanding common units and subordinated units during those periods; and

     .   there are no arrearages in payment of the minimum quarterly distribution on the common units.

     "Adjusted operating surplus" for any period generally means:

 .  operating surplus generated during that period; less
 .  any net increase in working capital borrowings during that period; less
 .  any net reduction in cash reserves during that period; plus
 . any net increases in reserves to provide funds for distributions resulting from operating surplus generated during the period.

Generally speaking, adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in borrowings and net drawdowns of reserves of cash generated in prior periods.

     Upon the expiration of the subordination period, all remaining subordinated units will convert into common units and will thereafter participate pro rata with the other common units in distributions of available cash. In addition, if our general partner is removed other than for cause, the subordination period will end, any then-existing arrearages on the common units will terminate and the subordinated units will immediately convert into common units.

     Pursuant to the partnership agreement, a total of 9,891,074 subordinated units held by the general partner and a subsidiary were converted to common units on May 18, 1999. Our ability to attain the cash-based performance and distribution requirements necessary to terminate the subordination period and convert the remaining 9,891,072 subordinated units depends upon a number of factors, including highly seasonal operating results, changes in working capital, asset sales and debt refinancings. Due to significantly warmer-than-normal weather and the impact of higher propane product costs on working capital, we did not achieve the cash-based performance requirements in respect of the quarters ended March 31, 2000 and June 30, 2000. Due to the historical "look-back" provisions of the conversion test, the possibility is remote that we will satisfy the cash-based performance requirements for conversion any earlier than in respect of the quarter ending March 31, 2002.

     Distributions of Available Cash from Operating Surplus

     During the subordination period, we will distribute available cash from operating surplus for each quarter as follows:

     .   first, 98% to the holders of common units, pro rata, and 2% to the general partner, until the holders of common units have received the minimum quarterly distribution of $0.55 per common unit for the quarter;

     .   second, 98% to the holders of common units, pro rata, and 2% to the general partner, until the holders of common units have received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

     . third, 98% to the holders of subordinated units, pro rata, and 2% to the general partner, until the holders of subordinated units have received the minimum quarterly distribution of $0.55 per subordinated unit for the quarter;

     . fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until all unitholders have received a total of $.605 per unit for that quarter;

     . fifth, 85% to all unitholders, pro rata, and 15% to the general partner, until all unitholders have received a total of $.696 per unit for that quarter;

     . sixth, 75% to all unitholders, pro rata, and 25% to the general partner, until all unitholders have received a total of $.904 per unit for that quarter; and

     . thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

     Following the end of the subordination period, we will distribute available cash from operating surplus as follows:

     . first, 98% to all unitholders, pro rata, and 2% to the general partner, until the unitholders have received $0.605 per unit for the quarter;

     . second, 85% to all unitholders, pro rata, and 15% to the general partner, until all unitholders have received a total of $.696 per unit for that quarter;

     . third, 75% to all unitholders, pro rata, and 25% to the general partner, until all unitholders have received a total of $.904 per unit for that quarter;

     . thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

Transfer Restrictions

Common units are securities and are transferable according to the laws governing transfer of securities. Until a common unit has been transferred on our books, we will treat the record holder as the absolute owner for all purposes. Transfers of common units will not be recorded by the transfer agent or recognized by us until the transferee executes and delivers a transfer application. A purchaser or transferee of common units who does not execute and deliver a transfer application will not receive cash distributions, unless the common units are held in nominee or "street" name and the nominee or broker has executed and delivered a transfer application with respect to the common units, and may not receive federal income tax information and reports furnished to record holders of common units. We have discretion to withhold consent to transfer.

Transfer Agent and Registrar

     Our transfer agent and registrar for the common units is ChaseMellon Shareholder Services, L.L.C. Their address is Overpeck Centre, 85 Challenger Road, Ridgefield Park, New Jersey 07660.

                              TAX CONSIDERATIONS

     This section is a summary of material tax considerations that may be relevant to prospective unitholders. The following portion of this section and the opinions of Baker Botts L.L.P., our tax counsel, that are set out herein are based upon the Internal Revenue Code of 1986, as amended, regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individuals and who are citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds. Accordingly, each prospective unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences applicable to him of the ownership or disposition of common units.

Legal Opinions and Advice

     Our tax counsel is of the opinion subject to the qualifications set forth in the discussion that follows that for federal income tax purposes (i) AmeriGas Partners and the operating partnership will be treated as a partnership and (ii) owners of common units, with certain exceptions, as described in "Partner Status" below, will be treated as partners of AmeriGas Partners but not as partners of our operating partnership. In addition, all statements as to matters of law contained in this section are the opinion of Baker Botts unless such statements are made by us or others.

     An opinion of counsel represents only that particular counsel's best legal judgment and does not bind the IRS or the courts. No assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade even if we prevail. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, no assurance is given that the federal income tax consequences of an investment in us will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may even have retroactive effect.

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     We have not requested, and do not expect to request, a ruling from the IRS with respect to our classification as a partnership for federal income tax purposes or with respect to any other matter affecting us or holders of our common units.

Partnership Status

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his share of the items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in his partnership interest.

     We have received the opinion of Baker Botts that, based upon the authorities that are identified above, we and the operating partnership have been and will each be classified as a partnership for federal income tax purposes. The opinion of Baker Botts assumes the accuracy of the following:

          (a) Neither we nor the operating partnership has elected nor will elect to be treated as a corporation.

          (b) We and the operating partnership have been and will be operated in accordance with (i) all applicable partnership statutes and (ii) the partnership agreement or operating partnership agreement (whichever is applicable).

          (c) For each of our taxable years from and after our formation, more than 90% of our gross income (i) has been and will be derived from the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof or (ii) has been and will be other items of "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

AmeriGas Partners believes that such assumptions have been true in the past and expects that such assumptions will be true in the future.

     Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income," as described in clause (c) above. If we fail to meet this qualifying income exception in any taxable year, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we transferred all of our assets (subject to liabilities) to a newly formed corporation, on the first day of such taxable year in return for stock in that corporation, and as though we then distributed that stock to our

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partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to our partners and to us, so long as we do not have liabilities at that time in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

     If we or the operating partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed at corporate rates. In addition, any distribution we made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, would be treated in the absence of earnings and profits as a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, and would be treated as taxable capital gain after the unitholder's tax basis in the common units is reduced to zero. Accordingly, treatment of either us or the operating partnership as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

     The discussion below is based on the assumption that we and the operating partnership will be classified as a partnership for federal income tax purposes.

Tax Treatment of Unitholders

     Partner Status

     Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of the rights attendant to the ownership of their common units will be treated as our partners for federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications but who fail to do so, such assignees may not be treated as our partners for federal income tax purposes. No part of our income, gain, deductions or losses is reportable by a unitholder who is not a partner for federal income tax purposes, and any distributions received by such a unitholder should therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as our partners for federal income tax purposes.

     An owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such common units for federal income tax purposes. If such a unitholder is not a partner, no part of our income, gain, deduction or loss with respect to those common units would be reportable by the unitholder, any payments received by the unitholder in lieu of cash distributions with respect to those common units would be fully taxable and all of such payments would appear to be treated as ordinary income. Unitholders desiring to assure

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their status as partners should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

     In the following portion of this section, the word "unitholder" refers to a holder of our common units who is one of our partners.

     Allocation of Partnership Income, Gain, Loss and Deduction

     In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their respective percentage interests in us. At any time that distributions are made with respect to the common units and not to the subordinated units, or that incentive distributions are made to the general partner, gross income will be allocated to the holders of common units to the extent of the distributions that were not made to the holders of subordinated units and to the general partner to the extent of the incentive distributions. If we have a net loss, our items of income, gain, loss and deduction will generally be allocated to the general partner and the unitholders in accordance with their respective percentage interests.

     Certain items of our income, deduction, gain and loss will be allocated as required or permitted by Section 704(c) of the Internal Revenue Code to account for the difference between the tax basis and fair market value of property heretofore contributed to us. Allocations may also be made to account for the difference between the fair market value of our assets and their tax basis at the time of any offering made pursuant to this prospectus.

     In addition, certain items of recapture income which we recognize on the sale of any of our assets will be allocated to the extent provided in regulations which generally require such depreciation recapture to be allocated to the partner who (or whose predecessor in interest) was allocated the deduction giving rise to the treatment of such gain as recapture income.

     Alternative Minimum Tax

     Each unitholder will be required to take into account his share of our items of income, gain, deduction or loss for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use accelerated methods of depreciation for federal income tax purposes. Prospective unitholders should consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

     Treatment of Distributions by AmeriGas Partners

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     Our distributions to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of the tax basis he has in his common units immediately before the distribution. Our distributions in excess of a unitholder's tax basis generally will be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "Disposition of Common Units," below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that unitholder. In particular, our issuance of additional common units will decrease each unitholder's share of our nonrecourse liabilities.

     To the extent that our distributions cause the "at risk" amount of a unitholder who is subject to the "at risk" rules to be less than zero at the end of any taxable year, such unitholder must recapture losses deducted in previous years that are equal to the amount of such shortfall.

     A non-pro rata distribution of money or property may result in ordinary income to a unitholder if such distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture or substantially appreciated "inventory items," both as defined in Section 751 of the Internal Revenue Code (collectively, "Section 751 assets"). In that event, the unitholder will be treated as having received as a distribution the portion of the Section 751 assets that used to be allocated to such partner and as having exchanged such portion of our assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income the amount of which is the excess of (1) the non-pro rata portion of such distribution over (2) the unitholder's tax basis for the share of such Section 751 assets deemed relinquished in the exchange.

     Basis of Common Units

     A unitholder will have an initial tax basis for his common units equal to the amount he paid for the common units plus his share of our nonrecourse liabilities. His basis will be increased by his share of our income and by any increase in his share of our nonrecourse liabilities. His basis will be decreased, but not below zero, by his share of our distributions, by his share of our losses, by any decrease in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

     Limitations on Deductibility of AmeriGas Partners' Losses

     The deduction by a unitholder of that unitholder's share of our losses will be limited to that unitholder's tax basis in the common units and, in the case of an individual unitholder or a corporate unitholder who is subject to the "at risk" rules, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than the unitholder's tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or

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recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder's tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation.

     In general, a unitholder will be at risk to the extent of the unitholder's tax basis in the unitholder's common units, excluding any portion of that basis attributable to the unitholder's share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold the unitholder's common units if the lender of such borrowed funds owns an interest in us, is related to such a person or can look only to common units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder's share of our nonrecourse liabilities.

     The passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities, which include any trade or business activity in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. Moreover, the passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses generated by us will only be available to our partners who are subject to the passive loss rules to offset future passive income generated by us and, in particular, will not be available to offset income from other passive activities, investments, or salary. Passive losses that are not deductible because they exceed a unitholder's share of our income may be deducted in full when the unitholder disposes of the unitholder's entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

     Limitations on Interest Deductions

     The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." The IRS has announced that Treasury Regulations will be issued which characterize net passive income from a publicly traded partnership as investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) our interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income

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pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income and certain gains attributable to the disposition of property held for investment.

Tax Treatment of Operations

     Accounting Method and Taxable Year

     We currently use the year ending September 30 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income for each of the unitholder's taxable years the unitholder's share of our income, gain, loss and deduction for each of our taxable years that ends within or with each taxable year. In addition, a unitholder who disposes of all of the unitholder's common units following the close of our taxable year but before the close of the unitholder's taxable year must include the unitholder's share of our income, gain, loss and deduction in income for the unitholder's taxable year with the result that the unitholder will be required to report in income for the unitholder's taxable year the unitholder's share for more than one year of our income, gain, loss and deduction.

     Initial Tax Basis, Depreciation, Amortization and Certain Nondeductible
Items

     We use the adjusted tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and gain or loss on any disposition of such assets. If we dispose of depreciable property, all or a portion of any gain may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

     The costs incurred in promoting the issuance of common units (i.e., syndication expenses) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized, but underwriting discounts and commissions are treated as a syndication cost.

     Section 754 Election

     We have made the election permitted by Section 754 of the Internal Revenue Code, which permits us to adjust the tax basis of our assets as to each purchaser of our common units pursuant to Section 743(b) of the Internal Revenue Code to reflect the purchaser's purchase price. The Section 743(b) adjustment is intended to provide a purchaser with the equivalent of an adjusted tax basis in the purchaser's share of our assets equal to the value of such share that is indicated by the amount that the purchaser paid for the common units.

     A Section 754 election is advantageous if the transferee's tax basis in the transferee's common units is higher than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer because the transferee would have, as

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a result of the election, a higher tax basis in the transferee's share of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in the transferee's common units is lower than such common units' share of the aggregate tax basis of our assets immediately prior to the transfer. The Section 754 election is irrevocable without the consent of the IRS.

     We intend to compute the effect of the Section 743(b) adjustment so as to preserve the tax uniformity of the common units, that is, to preserve our ability to determine the tax attributes of a common unit from its date of purchase and the amount paid therefor. In that regard, we have adopted depreciation and amortization conventions that we believe conform to Treasury regulations under Section 743(b) of the Internal Revenue Code.

     The calculations involved in the Section 754 election are complex and are made by us on the basis of certain assumptions as to the value of our assets and other matters. There is no assurance that the determinations made by us will prevail if challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether.

     Valuation of AmeriGas Partners' Property and Basis of Properties

     The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values and our determinations of the adjusted tax bases of our assets. Although we may from time to time consult with professional appraisers with respect to valuation matters, we will make many of the fair market value estimates ourselves. These estimates and determinations are subject to challenge and will not be binding on the IRS or the courts. If such estimates or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

     Entity-Level Collections

     If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any partner, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to a current unitholder.

Disposition of Common Units

     Recognition of Gain or Loss

     A unitholder will recognize gain or loss on a sale of common units equal to the

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difference between the amount realized and the unitholder's tax basis in the common units sold. A unitholder's amount realized is measured by the sum of the cash and the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale.

     Gain or loss recognized by a unitholder, other than a "dealer" in common units, on the sale or exchange of a common unit will generally be a capital gain or loss. Capital gain recognized on the sale of common units held for more than one year will generally be taxed at a maximum rate of 20%. A portion of this gain or loss (which could be substantial), however, will be separately computed and will be classified as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other unrealized receivables or to inventory items owned by us. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common units and will be recognized even if there is a net taxable loss realized on the sale of the common units. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. If this ruling is applicable to the holders of common units, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock. Our tax counsel does not opine as to the effect such ruling will have on the unitholders. The ruling is unclear as to how the holding period of these interests is determined once they are combined.

     Certain provisions of the Internal Revenue Code treat a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold or assigned at its fair market value, if the taxpayer or a related person enters into (i) a short sale, (ii) an offsetting notional principal contract or (iii) a futures or forward contract with respect to the partnership interest or substantially identical property. Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to a partnership interest, the taxpayer will be treated as having sold such position if the taxpayer or a related person acquires the partnership interest or substantially similar property.

     Allocations Between Transferors and Transferees

     In general, we will prorate our annual taxable income and losses on a monthly basis and such income as so prorated will be subsequently apportioned among the

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unitholders in proportion to the number of common units owned by each of them as of the opening of the principal national securities exchange on which the common units are then traded on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

     If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

     Notification Requirements

     A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferee of a common unit will be required to furnish a statement to the IRS, filed with the transferee's income tax return for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

     Constructive Termination

     AmeriGas Partners will be considered terminated if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Any such termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year that does not end with our taxable year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includible in that unitholder's taxable income for the year of termination. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

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Tax-Exempt Organizations and Certain Other Investors

     Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Much of the taxable income derived by such an organization from the ownership of a common unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

     A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

     Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, we will withhold taxes at the rate of 39.6% on actual cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent, ChaseMellon Shareholder Services, L.L.C., on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

     Because a foreign corporation which owns common units will be treated as engaged in a United States trade or business, such a corporation will also be subject to United States branch profits tax at a rate of 30% (or any applicable lower treaty rate) of the portion of any reduction in the foreign corporation's "U.S. net equity," which is the result of our activities. In addition, such a unitholder is subject to special information reporting requirements under
Section 6038C of the Internal Revenue Code.

     Under a ruling of the IRS, gain recognized by a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax as effectively connected with a United States trade or business of the foreign unitholder in whole or in part. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of the common units during the 5-year period ending on the date of the disposition and if the common

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units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

     Information Returns and Audit Procedures

     We intend to furnish to each unitholder, within 75 days after the close of each calendar year, certain tax information, including a Substitute Schedule K-1, which sets forth such unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the common units.

     The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns. Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction is determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "tax matters partner" for these purposes. Our partnership agreement appoints our general partner as our tax matters partner.

     The tax matters partner will make certain elections on our behalf and on behalf of the unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the tax matters partner. The tax matters partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, which we do not intend to do, a unitholder will not have a right to participate in settlement conferences with the IRS or to seek a refund.

     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

     Nominee Reporting

     Persons who hold an interest in us as a nominee for another person are required to furnish to us the following information: (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person,
(ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report such information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

     Registration as a Tax Shelter

     The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. Although we may not be subject to the registration requirement on the basis that we do not constitute a tax shelter, our general partner has registered us as a tax shelter with the Secretary of the Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. The IRS has issued to us the following tax shelter registration number: 95-192000149. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. We must furnish the registration number to the unitholders, and a unitholder who sells or otherwise transfers a common unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each such failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by us is claimed or our income is included. A unitholder who fails to disclose the tax shelter registration number on the unitholder's return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure.

     Accuracy-Related Penalties

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in such an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

     In addition to federal income taxes, a unitholder will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which he resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on such person's investment in us. We currently conduct business in 46 states including California, New York, Michigan, Florida, Pennsylvania and North Carolina. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

     It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Baker Botts has not rendered an opinion on the state or local tax consequences of an investment in us.

                             PLAN OF DISTRIBUTION

     We may sell the common units representing limited partner interests described in this prospectus and any prospectus supplement to one or more underwriters for public offering and sale, or we may sell the common units to investors directly or through agents. Any underwriter or agent involved in the offer and sale of these common units will be named in the applicable prospectus supplement.

     Underwriters may offer and sell these common units at fixed prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may authorize underwriters acting as our agents to offer and sell these common units upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of these common units, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of these common units for whom they may act as agent. Underwriters may sell these common units to or through dealers. Dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these common units, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of these common units may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of these common units may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against the contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.

     If a prospectus supplement so indicates, we will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase those common units to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any institutional investor or on the number of common units that may be sold pursuant to such arrangements. Institutional investors include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as we may approve. The obligations of the purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that (i) the purchase by an institution of the common units shall not be prohibited under the applicable laws of any jurisdiction in the United States and (ii) if common units are being sold to underwriters, we shall have sold to such underwriters the total number of such common units less the number thereof covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or our performance or that of such institutional investors thereunder.

     If a prospectus supplement so indicates, the underwriters engaged in an offering of these common units may make short sales of our common units in connection with this offering, resulting in the sale by the underwriters of a greater number of common units than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 1,350,000 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common units in the open market that could adversely affect investors who purchased common units in the offering. The underwriters may reduce or close out their covered short positions either by exercising the over-allotment option or by purchasing common units in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which common units are available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. Any "naked" short position will be closed out by purchasing common units in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common units following this offering. As a result, our common units may trade at a price that is higher than the price that otherwise might prevail in the open market.

     If a prospectus supplement so indicates, the underwriters may, pursuant to Regulation M under the Securities Exchange Act of 1934, engage in transactions, including stabilization bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common units at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of common units on behalf of the underwriters for the purpose of fixing or maintaining the price of the common units. A "penalty bid" is an arrangement permitting the representatives to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common units originally sold by that underwriter or syndicate member are purchased by or on behalf of the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. Any stabilizing bids or open market purchases would be effected on the New York Stock Exchange or otherwise and, if commenced, could be discontinued at any time.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us or our affiliates in the ordinary course of business.

                                LEGAL OPINIONS

     Certain legal and tax matters relating to the common units being offered will be passed upon for us by Morgan, Lewis & Bockius LLP, Washington, D.C., and Baker Botts L.L.P., Houston, Texas. If certain legal matters in connection with an offering of common units made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement relating to that offering.

                                    EXPERTS

     The consolidated financial statements and schedules of AmeriGas Partners, L.P. and subsidiaries incorporated by reference into this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                   PART II.

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

     We will incur and pay the following costs of this transaction. All amounts other than the SEC registration fee are estimated.

          SEC Registration Fee:                              $ 44,253
          Accounting Fees and Expenses:                      $  7,500
          Legal Fees and Expenses:                           $125,000
          Printing Expenses:                                 $100,000
          Transfer Agent and Registrar Fees and Expenses:    $  5,000
          Miscellaneous:                                     $  8,247
                                                             --------
               Total:                                        $290,000

Item 15.  Indemnification of Directors and Officers

     The partnership agreement of AmeriGas Partners provides that we will indemnify our general partner, any departing partner, any person who is or was an affiliate of the general partner or any departing partner, and any person who is or was an officer, director, employee, partner, agent or trustee of the general partner or any departing partner or any such affiliate, or any person who is or was serving at the request of the general partner or any departing partner or any such affiliate as an officer, director, employee, partner, agent, fiduciary or trustee of another person, to the fullest extent permitted by law but subject to the limitations expressly provided for in the partnership agreement, from and against any and all losses, claims, damages, liabilities (joint and several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any of the above persons may be involved, or is threatened to be involved, as a party or otherwise, by reason of his, her or its status as any of the foregoing; provided, however, that in each case such person acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, the best interests of AmeriGas Partners and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Any indemnification under these provisions will be made only out of our available assets, and our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, such indemnification. We are authorized to purchase (or to reimburse our general partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with our activities, regardless of whether we would have the power to indemnify such persons against such liabilities under the provisions of the partnership agreement described above.

 Item 16.   Exhibits

--------------------------------------------------------------------------------
   Exhibit Number                  Description of Exhibits
   --------------                  -----------------------
--------------------------------------------------------------------------------

         1*                        Form of Underwriting Agreement
--------------------------------------------------------------------------------
                      Amended and Restated Agreement of Limited Partnership of
                        AmeriGas Partners, L.P. dated as of September 18, 1995,
                   incorporated by reference from Exhibit 3.3 to AmeriGas
         3 Partners' Annual Report on Form 10-K for the fiscal year ended September 30, 1995
--------------------------------------------------------------------------------
         5                  Legal Opinion of Morgan, Lewis & Bockius LLP
--------------------------------------------------------------------------------
         8                    Tax Matters Opinion of Baker Botts L.L.P.
--------------------------------------------------------------------------------
        23.1                         Consent of Arthur Andersen LLP
--------------------------------------------------------------------------------
        23.2     Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5)
--------------------------------------------------------------------------------
        23.3           Consent of Baker Botts L.L.P. (included in Exhibit 8)
--------------------------------------------------------------------------------
        24.1                 Power of Attorney (included on signature page)
--------------------------------------------------------------------------------

* To be filed by post-effective amendment to this registration statement or as an exhibit to a current report on Form 8-K.

Item 17.  Undertakings

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of common units offered (if the total dollar value of common units offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the common units offered therein, and the offering of such common units at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the common units being registered that remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the common units offered therein, and the offering of such common units at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the common units being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in King of Prussia, Pennsylvania, on September 15, 2000.

                                    REGISTRANT:

                                    AMERIGAS PARTNERS, L.P., a Delaware
                                    limited partnership

                                    By: AMERIGAS PROPANE, INC., a
                                        Pennsylvania corporation, its general
                                        partner

                                             By: /s/ Eugene V. N. Bissell
                                                --------------------------
                                                Eugene V. N. Bissell, its
                                                President and Chief Executive
                                                Officer

     Each person whose signature appears below hereby appoints Eugene V. N. Bissell, Martha B. Lindsay and Brendan P. Bovaird, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents full power and authority to perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                   Capacity in which Signed                Date
---------                   ------------------------                ----


/s/ Eugene V. N. Bissell    President and Chief               September 15, 2000
------------------------
Eugene V. N. Bissell        Executive Officer (Principal
                            Executive Officer) and Director


/s/ Lon R. Greenberg        Chairman and Director             September 15, 2000
--------------------
Lon R. Greenberg


/s/ Martha B. Lindsay       Vice President--Finance and       September 15, 2000
---------------------
Martha B. Lindsay           Chief Financial Officer


/s/ Richard R. Eynon        Controller and Chief              September 15, 2000
--------------------
Richard R. Eynon            Accounting Officer

--------------------        Director
Thomas F. Donovan


/s/ Richard C. Gozon        Director                          September 15, 2000
--------------------
Richard C. Gozon

/s/ James W. Stratton       Director                          September 15, 2000
---------------------
James W. Stratton

/s/ Stephen A. Van Dyck        Director                   September 15, 2000
-----------------------
Stephen A. Van Dyck


/s/ Roger B. Vincent           Director                   September 15, 2000
--------------------
Roger B. Vincent


                               Director
--------------------
David I. J. Wang

                                 EXHIBIT INDEX
--------------------------------------------------------------------------------
   Exhibit Number                          Description of Exhibits
   --------------                          -----------------------
--------------------------------------------------------------------------------
         1*                        Form of Underwriting Agreement
--------------------------------------------------------------------------------
                      Amended and Restated Agreement of Limited Partnership of
                        AmeriGas Partners, L.P. dated as of September 18, 1995,
                    incorporated by reference from Exhibit 3.3 to AmeriGas
         3           Partners' Annual Report on Form 10-K for the fiscal year
                                    ended September 30, 1995
 -------------------------------------------------------------------------------
         5                  Legal Opinion of Morgan, Lewis & Bockius LLP
--------------------------------------------------------------------------------
         8                    Tax Matters Opinion of Baker Botts L.L.P.
--------------------------------------------------------------------------------
        23.1                          Consent of Arthur Andersen LLP
--------------------------------------------------------------------------------
        23.2      Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5)
--------------------------------------------------------------------------------
        23.3          Consent of Baker Botts L.L.P. (included in Exhibit 8)
--------------------------------------------------------------------------------
        24.1             Power of Attorney (included on signature page)
--------------------------------------------------------------------------------

* To be filed by post-effective amendment to this registration statement or as an exhibit to a current report on Form 8-K.